CUSIP No. 096231105	13G	Page 1 of 5 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2

(Amendment No.         ) (1)

Bluegreen Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

096231105

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

(1)	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 096231105	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bay Harbour Management, L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 2,944,262
6 SHARED VOTING POWER
7 SOLE DISPOSITIVE POWER 2,944,262
8 SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,944,262
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

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CUSIP No. 096231105	13G	Page 3 of 5 Pages

Schedule 13G

Item 1	(a).	Name of Issuer:

Bluegreen Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

4960 Conference Way North, Suite 100, Boca Raton, Florida

Item 2	(a).	Name of Persons Filing:

Bay Harbour Management, L.C.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

375 Park Avenue, 20th Floor New York, NY 10152

Item 2	(c).	Citizenship:

Florida

Item 2	(d).	Title of Class of Securities:

Common Stock, $0.01 par value (the “Common Stock”)

Item 2	(e).	CUSIP Number:

096231105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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CUSIP No. 096231105	13G	Page 4 of 5 Pages

Item 4.	Ownership.

(a) Amount beneficially owned:

2,944,262. The Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by the investment funds and managed accounts advised by the Reporting Person (except to the extent of its economic interest, if any, in such funds and managed accounts), and the filing of this Schedule 13G shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that the Reporting Person is a beneficial owner of any such shares.

(b) Percent of class:

9.1%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

2,944,262

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of:

2,944,262

(iv) Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The 2,944,262 shares of the Common Stock reported in this Schedule 13G (the “Shares”) are held by certain investment funds and managed accounts advised by the Reporting Person. Steven A. Van Dyke, Douglas P. Teitelbaum and John D. Stout, each of whom are United States citizens, are the controlling principals of the Reporting Person. The investment funds and managed accounts directly holding the Shares have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. Bay Harbour Master Ltd., an investment fund for which the Reporting Person serves as the investment adviser, owns of record more than 5% of the outstanding shares of Common Stock of the issuer.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 096231105	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2009

Bay Harbour Management, L.C.

/s/ Anthony Morro
	Name:	Anthony Morro
	Title:	Vice President and General Counsel

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